Exhibit 99.5

FOR IMMEDIATE RELEASE

WILSHIRE TEXAS PARTNERS RAISES $23.4 MILLION

Texas Capco Funding Received

New York, NY – July 27, 2005 – Newtek Business Services, Inc. (NASDAQ: NKBS) (www.newtekbusinessservices.com), a direct distributor to the small to medium-sized business market, today announced that it’s Texas based certified capital company recently concluded a debt offering and raised $23.4 million in certified capital.

Newtek’s Capco, Wilshire Texas Partners I, raised a total of $23.4 million which results in $12.0 million in new cash net of expenses and defeasance of the debt. Newtek estimates that through this program and its anticipated results from the upcoming fifth New York State Capco program, it will raise between $15 million and $17 million in new cash this year, or approximately $0.44 to $0.50 in cash per share. This number does not include cash flow from its three core operating businesses.

Barry Sloane, Chairman and CEO of Newtek Business Services, said, “We are extraordinarily pleased at the opportunity to participate in the Texas Capco program and are looking at very attractive opportunities to fund Texas-based businesses with the $12 million in cash. We were disappointed with the reduced allocation due to excess demand from competitors, despite the fact that we applied for the maximum amount of credits by submitting $200 million in irrevocable funding commitments. We believe that the effect of this lower than expected allocation in Texas and its impact on expected earnings of the Texas-based tax credits in the fourth quarter of 2005 may reduce our non-cash income and cause us to miss our 2005 earnings guidance by as much as $0.10 per share. However, even with this reduction, we would still expect earnings of $0.30 per share for calendar year 2005.”

Mr. Sloane continued, “Our three primary business lines, SBA lending, merchant processing and web hosting, are all doing extremely well and we anticipate will all be profitable for the second quarter and the remainder of the year. This will be a first time event for the company and we anticipate this trend to continue. We also anticipate meeting street expectations of $0.10 in earnings for the second quarter, to be formerly announced on August 10th 2005. Despite the decrease in Capco activity which will result in a reduction in non-cash income, we are building tremendous shareholder value in our underlying core businesses which are growing quickly. We anticipate that our future will be driven by our non-Capco revenues and business model. These non-Capco, cash revenues have grown from $14 million in 2003 to $34 million in 2004 and are anticipated to be in excess of $60 million in 2005, whereas the non-cash Capco revenue and earnings are declining due to increased competition and reduced levels of state participation in calendar year 2006. We believe that our business model, which anticipates our move from non-cash to cash revenue and from Capco to non-Capco business activity, is producing attractive, rapid growth and enabling us to create increasing net cash flow. Our strategic alliance partners and our clients, which now total over 50,000, have demonstrated their support for our products and services with new business and referrals. We believe we have a great future and are proud of our accomplishments.”

About Newtek Business Services, Inc.

Newtek Business Services, Inc. is a direct distributor of business and financial products to the small to medium-sized business market. According to the US Small Business Administration, there are now over 23 million small businesses in the United States which in total represent 99.7% of all employers, which generate 60 – 80% of all new jobs annually and which generate more than 50% of non-farm GDP. Since 1999 Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek and its affiliated companies focus on providing their current approximately 50,000 customers with access to financial, management and technological resources that enable them to grow and better compete in today’s marketplace. Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;

•	Newtek Merchant Solutions: electronic merchant payment processing solutions;

•	Newtek Insurance Agency: commercial and personal insurance;

•	CrystalTech Web Hosting: domain registration, hosting and data storage;

•	Newtek Financial Information Systems: outsourced digital bookkeeping; and

•	Newtek Tax Services: tax filing, preparation and advisory services for small businesses.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward- looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company’s forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:

Newtek Business Services

Barry Sloane

Chairman of the Board & CEO

212-356-9500

bsloane@newtekbusinessservices.com

Dave Gentry

Aurelius Consulting Group, Inc.

407-644-4256

dave@aurcg.com